BEFUT International Co., Ltd.
27th Floor, Liangjiu International Tower
No. 5, Heyi Street, Xigang District
Dalian City, China 116011

April 21, 2011

VIA EDGAR

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	BEFUT International Co., Ltd.
Forms 10-K for the fiscal years ended June 30, 2010 and
June 30, 2009
Forms 10-Q for the periods ended December 31, 2010, September 30,
2010, March 31, 2010, December 31, 2009 and September 30, 2009
File No. 0-51336

Dear Mr. Decker:

BEFUT International Co., Ltd., a Nevada corporation (the “Company”), is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 24, 2011 to Mr. Hongbo Cao, Chief Executive Officer of the Company, with respect to the Form 10-K for the Year Ended June 30, 2010 (the “2010 10-K”) filed on September 28, 2010 and the Form 10-Q for the periods ended December 31, 2010, September 30, 2010, March 31, 2010, December 31, 2009 and September 30, 2009, filed on February 14, 2011, November 15, 2010, May 14, 2010, February 12, 2010 and November 16, 2009, respectively (each a “10-Q”, and collectively, the “10-Q”).   The texts of the Staff’s comments are set forth in italics below, followed by the response of the Company.  Capitalized terms contained in the Company’s responses not otherwise defined herein shall have the meaning ascribed to them in the 2010 10-K or 10-Q, as applicable.

FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2010

General

1.
We note that you undertake to make certain revisions in future filings, such as in your response to comment 23 in our letter dated February 10, 2011. Please also ensure you make these revisions in your amendment to your Form 10-K for the fiscal year ended June 30, 2010.

Response:           The Company acknowledges the Staff’s request and intends to make the necessary revisions to an amended 2010 10-K on Form 10-K/A.

Item 1. Business

Research and Development page 8

2.
We note your response to comment five from our letter dated February 10, 2011. Please tell us what consideration you gave in determining whether to file the Cooperation Agreement as an exhibit to your Form 10-K.

Response:           The Company does not deem the Cooperation Agreement, dated July 10, 2009, between the Company and the Dalian University of Technology (the “Cooperation Agreement”), to be a material agreement.  The Company made its determination based on several factors.   The Cooperation Agreement may be terminated by either party at any time, and the Company has no financial obligations under the agreement but may fund cooperative projects at its sole discretion.  As of the date hereof, no revenues have been generated from any product developed under the Cooperation Agreement.  As a result, the Company does not consider the Cooperation Agreement to be a material agreement to be filed as an exhibit to the 2010 10-K.

Corporate History and Structure, page 14

3.	We note your response to comment seven from our letter dated February 10, 2011. Please expand your proposed revision to future filings to clarify your lack of equity ownership in Dalian Befut.

Response:           In response to the Staff’s comment, the Company will revise its corporate organizational chart in its future filings to indicate that the dotted line from WFOE to Dalian Befut represents that WFOE has no equity ownership in Dalian Befut and that Dalian Befut is a “captive” manufacturer of WFOE pursuant to certain OEM Agreements.

The Company proposes to insert a footnote next to the word “OEM” below the dotted line which will read as follows:

“ * WFOE does not have equity ownership in Dalian Befut.  Dalian Befut is a captive manufacturer of WFOE pursuant to the OEM Agreements described in Item 1 – Business.”

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

4.
We note your response to comment ten from our letter dated February 10, 2011. Your proposed revision to future filing disclosures did not address the cash flows, their forms, and any restrictions as they move through the various subsidiaries up to BEFUT. If all cash flows generated by Dalian Befut stay at the operating company level and are not transferred to BEFUT in whole or in part through transactions such as royalty payments, dividends, or intercompany loans, please show us how you will revise your future filings to make this clear. If applicable, please also describe the risks associated with maintaining all of your cash balances in the custody of Dalian Befut instead of in the custody of BEFUT International Co., Ltd. Please also explain if Chinese law prohibits the transfer of cash balances from Dalian Befut to BEFUT International Co., Ltd.

Response:
Cash flows generated by Dalian Befut are maintained in the custody of Dalian Befut as working capital instead of in the custody of BEFUT International Co., Ltd. (the “Company”). Under applicable PRC law, there are no prohibitions  on the transfer of cash from Dalian Befut to the Company.  Except for relevant PRC laws, regulations and government policies on capital outflow, as disclosed under Item 1A - Risk Factors, no risks exist as to the movement of cash balances up to the Company.  Transfer of cash from Dalian Befut and the Company’s subsidiaries up to the Company, which are eliminated upon consolidation, can be made as necessary, for example, if the Company requires cash to satisfy debt obligations or make cash dividends.  Such transfers must be made in compliance with applicable PRC laws regarding, among other things, currency controls, tax and payment of dividends.

In response to the Staff’s comment, the Company proposes to revise its MD&A in its future filings to include a section to read as follows:

“OEM Agreements

We conduct substantially all of our operations through, and generate substantially all of our revenues from Dalian Befut, pursuant to an Original Equipment Manufacturer Agreement, an Intellectual Property Rights License Agreement and a Non-competition Agreement (collectively, the “OEM Agreements”).  We have no direct ownership interest in Dalian Befut nor do we have voting control of any shares of Dalian Befut.  As a result, these OEM Agreements may not be as effective in providing us with control over Dalian Befut as direct ownership of Dalian Befut would be.  For example, Dalian Befut may breach the OEM Agreements by deciding not to manufacture products for WFOE, and consequently the Company.  In the event of any such breach, we would have to rely on legal remedies under PRC law, which may not always be available or effective to enforce our rights, particularly in light of uncertainties in the PRC legal system.  To mitigate such a risk, WFOE has the exclusive right under the OEM Agreements, exercisable in its sole discretion, to purchase all or part of the assets and/or equity of Dalian Befut.

All cash flows generated under the OEM Agreements are maintained in the custody of Dalian Befut instead of in the custody of the Company.  There are no  prohibitions under applicable PRC law on the transfer of cash from Dalian Befut to WFOE .  Accordingly, except for the relevant PRC laws, regulations and government policies on capital outflow, as disclosed under Item 1A - Risk Factors, no risks exist as to the movement of cash balances from the Company’s PRC operating subsidiaries or Dalian Befut up to the Company.  Transfer of cash may be made from Dalian Befut to WFOE and up to the Company, when necessary to meet the Company’s cash requirements, including, for example, to satisfy any debt obligations or make cash dividends.  Such transfers must be made in compliance with applicable PRC laws regarding, among other things, currency controls, tax and payment of dividends.”

Also in response to the Staff’s comment, the Company proposes to amend and restate the following risk factor in  Item 1A in its future filings to read in its entirety as follows :

“Our subsidiaries are subject to restrictions on paying dividends and making other payments to us; as a result, we might therefore, be unable to pay dividends to you.

We are a holding company incorporated in the State of Nevada and do not have any assets or conduct any business operations other than our investments in our subsidiaries, Befut Nevada, Befut Hongkong and Befut Electric (Dalian) Co., Ltd. (“WFOE”).  As a result of our holding company structure, we rely  on  WFOE, our subsidiary in the PRC, for payments of dividends, if any.  PRC regulations currently permit payment of dividends only out of accumulated profits, as determined in accordance with PRC accounting standards and regulations. Our subsidiaries are also required to set aside a portion of its after-tax profits according to PRC accounting standards and regulations to fund certain reserve funds. We may experience difficulties such as lengthy processing time from the foreign exchange administrative bureau’s side and formality requirement on paperwork in completing the administrative procedures necessary to obtain and remit foreign currency. Furthermore, if any of our subsidiaries incurs debt on its own in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments. If we  are unable to receive any profits from the operations of our subsidiaries in the PRC, we may be unable to pay dividends on our common stock.

Cash flows generated by Dalian Befut, our captive OEM manufacturer, generally stay at the Dalian Befut operating  level as working capital.  However, transfer of cash  from Dalian Befut, as well as from our PRC subsidiaries, may be made up to BEFUT International Co., Ltd. (the “Company”) when necessary to meet the Company’s cash requirements, including, for example, for the satisfaction of any debt obligations  or payment of cash dividends.  There are generally no PRC laws or regulations that prohibit the transfer of cash balances from the Company’s subsidiaries or Dalian Befut to the Company, as long as such transfers are made in compliance with applicable PRC laws regarding, among other things, currency controls, tax and payment of dividends.”

Critical Accounting Policies and Use of Estimates, page 39

5.
Your response to comment 16 from our letter dated February 10, 2011 did not explain your standard payment terms with customers. You indicated in your response to comment 64 that you have provided longer credit terms for large customers. Please revise your future filings to disclose the credit terms you provide to your customers, explain the criteria you use to classify a customer as “large”, and describe how the credit terms for “large” customers are different from the terms for your other customers. Please show us in your supplemental response what your future filing revisions will look like.

Response:           In response to the Staff’s comments, the Company proposes to revise its Critical Accounting Policies and Use of Estimates under Management’s Discussion and Analysis of Financial Condition and Results of Operations to expand the disclosure of Accounts Receivables to provide detailed information on the credit terms for different categories of our customers.  The Company’s revised disclosure will read as follows:

“Accounts Receivable

Accounts receivable are recorded net of allowance for doubtful accounts. The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts.  Periodically, management assesses customer credit history and relationships as well as performs accounts receivable aging analysis. Based on the results, management determines whether certain balances are deemed uncollectible at the end of period. Using its past collection experience, the Company reserves 0.3% of accounts receivable balances that have been outstanding for less than one year, 3% of accounts receivable balances that have been outstanding for more than one year but less than two years, and 10% of accounts receivable balances that have been outstanding for more than two years. The Company generally provides customers with credit terms of three to four months.  However, we provide our “large” customers, those with average annual specialty cable orders of over $7 million, with credit terms of five to six months.  We generally do not conduct further business with customers that have significant unpaid accounts receivable balances beyond 12 months, unless we receive advance payments from such customers. As of December 31, 2010, the amount of our receivables aged less than one year, 1-2 years and more than two years was $7,540,663, $1,684,242 and $150,700 respectively.

As of June 30, 2010 and 2009, the Company had accounts receivable of $9,292,310 and $8,560,592, net of allowance for doubtful accounts of $83,295 and $20,222, respectively.”

6.
As a related matter, please tell us how much of the $1.7 million of receivables aged 1 - 2 years and the $150,000 of receivables aged more than two years as of June 30,2010 have been collected subsequent to year-end. For any amounts that have not been collected, please tell us how much of your allowance for doubtful accounts has been allocated specifically to those past due receivables.

Response:           We have received $1.6 million of receivables aged 1-2 years and all of receivables aged more than two years. The allowance for doubtful accounts allocated to the uncollected receivables aged 1-2 years (approximately $100,000) was $52,000.

7.
We note your response to comment 17 from our letter dated February 10, 2011 and your plans to provide revised accounting policy disclosure in your financial statement footnotes. Please note that your critical accounting estimate disclosure is intended to supplement, not duplicate, the description of accounting policies already disclosed in the notes to your financial statements. Since your financial statements would look very different if Dalian Befut were not consolidated as a VIE, we continue to believe that your critical accounting policies section should also be revised in future filings to identify consolidation as a critical accounting policy. Your critical accounting policy discussion for consolidations should provide a comprehensive understanding of management's judgments as to how the contractual arrangements allow for consolidation of each of the entities described on page F-6 and explain the U.S. GAAP literature you relied on. Your critical accounting policy disclosure could be similar to explanations you provided in your response to comment 17. Please show us in your supplemental response what your future filing revisions will look like.

Response:           In response to the Staff’s comment, the Company proposes to revise its Critical Accounting Policies and Use of Estimates under the MD&A to identify consolidation as one of its critical accounting policies.  The revised disclosure will read as follows:

“Consolidation

Pursuant to ASC 810-10-15-14, an entity is deemed to be a VIE, and thus to be consolidated by its primary beneficiary, if, by intention, any one of the following conditions is present:

A. The total equity investment at risk in the legal entity to be consolidated is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, including equity holders; or

B. As a group, holders of the equity investment at risk lack any one of the following characteristics of a controlling financial interest:

1. The power, through voting rights or similar rights to direct the activities of an entity that most significantly impact that entity’s economic performance.

2. The obligation to absorb the expected losses of the legal entity. Such an obligation does not exist if the shareholders/investors are directly or indirectly protected from losses or are guaranteed a return on their investment by the legal entity itself or by other parties involved with the legal entity.

3. The right to receive expected residual returns of the legal entity. Such right is not considered to be present if the residual returns are capped by the legal entity's governing documents or by other arrangements with other variable interest holders or the legal entity itself.

On February 16, 2009, WFOE entered into an Original Manufacturer Agreement (the "Manufacturing Agreement") with Dalian Befut, pursuant to which (i) Dalian Befut is the exclusive manufacturer of cable and wire products for WFOE, and may not manufacture products for any other third party without the written consent of WFOE; (ii) WFOE provides all the raw materials and advance related costs to Dalian Befut, as well as provide the design requirements of the products to be manufactured; and (iii) in no event may Dalian Befut use the arrangements under the Manufacturing Agreement for commercial or noncommercial marketing or promotional activities in any form. In addition, on February 16, 2009, WFOE and Dalian Befut entered into (i) an Intellectual Property Rights License Agreement, pursuant to which WFOE shall be permitted to use the intellectual property rights such as trademark, patents and knowhow for the marketing and sale of the products (the “IP Agreement”); and (ii) a Non-competition Agreement, pursuant to which Dalian Befut shall not compete against WFOE (the “Noncompete Agreement”, together with the IP Agreement and Manufacturing Agreement, collectively, the “OEM Agreements”). Under the OEM Agreements, Dalian Befut can only manufacture products for WFOE and cannot compete with WFOE in the same or similar lines of business. Dalian Befut is a captive manufacturer with the sole business purpose of providing manufacturing services to WFOE and is solely dependent on the business provided by WFOE, its primary beneficiary. As WFOE controls all of the potential and future risks and benefits of Dalian Befut, WFOE has the power to significantly impact the economic performance of Dalian Befut. Furthermore, while Messrs. Hongbo Cao and Tingmin Li are the two controlling shareholders of Dalian Befut, collectively owning an aggregate of 98.6% of the equity interests in Dalian Befut, the Company believes that, due to the OEM Agreements, WFOE, instead of Messrs. Cao and Li, has the power to direct the activities of Dalian Befut to significantly impact the economic performance of Dalian Befut. Based on the aforementioned assessment, Dalian Befut is a VIE of the Company under ASC 810-10-15-14-B.1. above, and as such, is consolidated into the Company. Although the Company is only required to meet one criteria under ASC 810-10-15-14 in order to consolidate Dalian Befut, the Company believes that facts and circumstances exist that would allow it to meet certain other qualifying criteria set forth in ASC 810-10-15-14.”

Item 10. Directors, Executive Officers and Corporate Governance Audit Committee, page 43

8.
We note your response to comment 22 in our letter dated February 10, 2011. In addition to your proposed revision, please also discuss why you do not have an audit committee financial expert serving on your board of directors, which acts as your audit committee. Refer to Item 407(d)(5)(i)(C) of Regulation S-K.

Response:           The Company will further revise Item 10 of Part III to its 2010 10-K to indicate that the Company is actively seeking to hire an individual qualified to serve as an audit committee financial expert, but it has not been able to attract such an individual.

Item 15. Exhibits and Financial Statement Schedules

Consolidated Financial Statements

General

9.
We note your response to comment 28 from our letter dated February 10, 2011. The schedule prescribed by Rule 12-04 must be filed when the restricted net assets (see Rule 4-08(e)(3)) of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant's proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.).  In addition, it appears that BEFUT International Co., Ltd has equity interests in several subsidiaries such as Befut Nevada and Befut BVI. Thus it appears that the parent only financial statements would, at a minimum, have assets and equity associated with its investment in these subsidiaries and/or noncontrollmg interests associated with Dalian Befut. Please reconsider the need for parent only financial statements under Rules 5-04 and 12-04 of Regulation S-X.

Response:           BEFUT International Co., Ltd., as the parent company, obtained control over its subsidiaries through a series of reverse acquisitions that were treated as capital transactions, rather than as business combinations.  The transactions were considered as acquisitions of net assets recorded at cost in exchange for the issuance of equity securities.  In response to the Staff’s comment and pursuant to the requirements under Rules 5-04 and 12-04 of Regulation S-X, the Company proposes to revise its future filings to include the parent only financial statements and notes to the financial statements as Exhibit 99.1 under Item 15 of an amended 2010 Form 10-K on Form 10-K/A.

BEFUT INTERNATIONAL CO., LTD.
(Parent Company Only)
Balance Sheets

	June 30, 2010	June 30, 2009
Assets
Current assets:
Due from intercompany	107,234	500,000
Total current assets	107,234	500,000

Total assets	$107,234	$500,000

Liabilities and stockholders' equity
Current liabilities:
Accrued expenses	$100,000	$114,671
Loans from unrelated party	370,000	-
Convertible notes payable	-	500,000
Other current liabilities	59,573
Total current liabilities	529,573	614,671

Stockholders’ equity:
Preferred stock, $0.001 par value, 10,000,000 shares authorized, no shares issued or outstanding	-	-
Common stock, $0.001 par value, 200,000,000 shares authorized, 29,715,666 and 29,488,341 shares issued and outstanding at Jun 30, 2010 and 2009, respectively	29,716	29,488
Additional paid-in capital	393,805	394,033
Retained earnings	(845,860)	(538,192)
Total stockholders’ equity	(422,339)	(114,671)
`
Total liabilities and stockholders' equity	$107,234	$500,000

See Notes to Financial Statements.

BEFUT INTERNATIONAL CO., LTD.
(Parent Company Only)
Statements of Income (Loss)

	For the Years Ended June 30,
	2010	2009

Sales	$-	$-

Cost of sales	-	-

Gross profit	-	-

Operating expenses
General and administrative expenses	307,668	46,911
Total operating expenses	307,668	46,911

Income from operations	(307,668)	(46,911)

Other expenses:
Costs related to reverse merger	-	491,281
Total other expenses	-	491,281

Income before provision for income taxes	(307,668)	(538,192)

Provision for income taxes	-	-

Net income	$(307,668)	$(538,192)

See Notes to Condensed Financial Statements.

BEFUT INTERNATIONAL CO., LTD.
(Parent Company Only)
Statements of Cash Flows

For the Year Ended
June 30, 2010
Cash flows from operating activities:
Net Income	$(307,668)
Adjustments to reconcile net income to net cash Provided by (used in) operating activities:	-

Changes in current assets and current liabilities:
Due from intercompany	392,766
Accrued expenses	(14,671)
Other current liabilities	59,573
Total adjustments	437,668

Net cash provided by operating activities	130,000

Cash flows from financing activities:
Convertible notes payable	(500,000)
Loans from unrelated parties	370,000
net proceeds from issuance of common stock	228
Additional paid-in capital	(228)

Net cash used in financing activities	(130,000)

Net increase in cash and cash equivalents	-

Cash and cash equivalents at beginning of year	-

Cash and cash equivalents at end of year	$-

See Notes to Financial Statements.

BEFUT INTERNATIONAL CO., LTD.
(Parent Company Only)

NOTES TO FINANCIAL STATEMENTS

1. Basis of Presentation.

The accompanying financial statements (the “Parent Company Financial Statements”), including the notes thereto, should be read in conjunction with the consolidated financial statements of BEFUT International Co., Ltd. and the notes thereto.

The Parent Company Financial Statements are prepared in accordance with accounting principles generally accepted in the U.S., which require the Company to make estimates and assumptions regarding valuations of certain financial instruments, the potential outcome of litigation and other matters that affect the Parent Company Financial Statements and related disclosures. The Company believes that the estimates utilized in the preparation of the Parent Company Financial Statements are prudent and reasonable. Actual results could differ materially from these estimates.

2.    Due from intercompany.

The Company has transactions with its consolidated subsidiaries determined on an agreed-upon basis.

3.    Shareholders’ Equity.

For a discussion of shareholders’ equity, see Note 14 to the Company’s consolidated financial statements.

Consolidated Statements of Operations and Other Comprehensive Income, page F-3

10.
We note your response to comment 29 from our letter dated February 10,2011. Your current presentation of comprehensive income as presented in Annex A does not clearly indicate how you arrived at total comprehensive income since it appears to add other comprehensive income to net income attributable to BEFUT to arrive at total comprehensive income. To simplify the presentation, please consider revising to present a separate statement of consolidated comprehensive income as shown in ASC 810-10-55-4K. Please show us in your supplemental response what your future filing revisions will look like.

Response:           Pursuant to the Staff’s comment and ASC 810-10-55-4K, the Company will revise its future filings to present a separate statement of consolidated comprehensive income as follows:

Statement of Consolidated Comprehensive Income

	For the Years Ended June 30,
	2010	2009

Net income	4,396,644	2,247,118

Other comprehensive income
Foreign currency translation adjustment	214,802	143,624

Comprehensive income	$4,611,446	$2,390,742

Less: comprehensive income attributable to noncontrolling interest	(110,640)	(10,708)

Comprehensive income attributable to BEFUT	$4,722,086	$2,401,450

Consolidated Statements of Stockholders' Equity, page F-4

11.	We note your response to comment 31 from our letter dated February 10, 2011. So that we may better understand your accounting for the capital contributions during 2009, please address the following:

•
Confirm, if true, that the firm which performed the valuations of the two patents received was an independent third party with no related party connections to the Company or the shareholders who donated the patents;

Response:           In response to the Staff’s comment, the Company hereby confirms that the firm which performed the valuations of the two patents received was an independent third party that is unaffiliated with the Company or the shareholders who donated the patents.

•
Please explain how the contribution of cash and intangible assets resulted in an increase in the shareholders' ownership of the Company. It does not appear that any additional shares of BEFUT International Co., Ltd. were issued in connection with the contributed cash and patents; and

Response:           During the year ended June 30, 2009, cash and intangible assets were contributed by Messrs. Tingmin Li and Hongbo Cao, shareholders of the Company, to Dalian Befut, the Company’s captive manufacturer under the OEM Agreements described in our response to comment 7 above.   As the contributions were made to Dalian Befut, rather than to BEFUT International Co., Ltd. (the “Company”), no shares of the Company were issued to these contributing shareholders.

•
We note that Mr. Cao and Mr. Li each own 45% of the equity of Befut BVI which directly owns 94% of the Company's stock. With reference to the relevant authoritative literature, please address the appropriateness of recording the contribution of the patents at their fair value rather than at then- historical cost.

Response:           As of the date of the contributions of the intangible assets by Messrs. Li and Cao described in the preceding paragraph and in our response to comment# 31 contained in the Staff’s letter dated February 10, 2011, the fair values of the intangible assets approximated the costs of these intangible assets and as such, no gains or losses were recognized by the Company upon receipt of these contributions.

Consolidated Statements of Cash Flows, page F-5

12.
We note your responses to comments 29 and 32 from our letter dated February 10, 2011. In light of the number of errors and omissions in your Consolidated Statements of Operations and Other Comprehensive Income, Consolidated Statements of Stockholders' Equity, and Consolidated Statements of Cash Flows that you have indicated you intend to correct in future filings, please provide us with your materiality analysis under SAB Topic 1 :M demonstrating how you determined that the errors in your financial statements were neither quantitatively nor qualitatively material to any of the periods presented in your June 30,2010 Form 10-K or to any interim financial statements through December 31,2010. Please also refer to SAB Topic 1:N.

Response:           In response to the Staff’s comment, the Company assessed the errors in the financial statements identified in comments 29 and 32 from the Staff’s letter dated February 10, 2011 (the “SEC Letter”) and performed the following analyses in accordance with SAB Topic 1:M and Topic 1:N.

As detailed and exemplified in SAB Topic 1:M, materiality should be assessed based upon “whether there is a substantial likelihood that a reasonable person would consider it important.” It also states that “exclusive reliance on the percentage or numerical threshold has no basis in the accounting literature or the law.”  Therefore, the determination of materiality depends on whether the readers of the financial statements may find the impact substantially important in assessing the Company’s financial position and operating results. Based on these criteria, among other guidelines, we believe the errors identified in comments 29 and 32 of the SEC Letter result primarily in the reclassification of the presentation of amounts in the statement of stockholders’ equity and cash flows, which we believe would not likely mislead a reader of the Company’s financial statements, nor would it likely impact a reasonable investor’s ability to make an informed investment decision in the Company.  In addition, as the Company proposes to revise its financial statements accordingly and provide on-going GAAP trainings to its accounting staff, the quality of the Company’s future financial statements and disclosures can be expected to improve substantially.  Moreover, as the errors identified in comments 29 and 32 from the SEC Letter do not have a quantitative impact on the reported amounts, the Company has determined under SAB Topic 1:N that these errors are not quantitatively material to its financial statements for any of the periods presented in the 2010 10-K or to any interim financial statements through December 31, 2010.

13.
We note your response to comment 34 from our letter dated February 10,2011. It is unclear why an unrelated third party would agree to contribute a patent in exchange for ownership in the Company and then subsequently decide to relinquish his interest in both his ownership interest and the patent. Please tell us the circumstances surrounding both the contribution of the patent and the relinquishment of the ownership interest. Please also tell us if the third party was both granted ownership interests in the Company and relinquished those ownership interests during the same fiscal year. If not, please explain how your consolidated statement of stockholders' equity reflects both the granting and relinquishment of the third party's ownership interests.

Response:           The patent was contributed by the unrelated third party to Dalian Befut, the Company’s captive manufacturer under the OEM Agreements described in the Company’s response to the Staff’s comment 7 above.  As the contribution was made to Dalian Befut, rather than to the Company, no shares of BEFUT International Co., Ltd. were issued to the unrelated party.   The unrelated third party agreed to make the contribution for no consideration as the ownership interest he would have received in Dalian Befut would have been very minimal amount of approximately 0.7% of Dalian Befut’s registered capital.

Note 2 - Summary of Significant Accounting Policies, page F-7

14.
We note your response to comment 45 from our letter dated February 10, 2011. Please revise your future filings to explain if two years is a standard time period for remittance of taxes in the PRC or if you were granted an extended payment period. If you were granted an extended payment period, please describe the circumstances surrounding this extension. Please show us in your supplemental response what your future filing revisions will look like.

Response:    In the PRC, companies generally remit taxes to the local tax bureau on income earned during the previous fiscal year on an annual basis.  The Company has not paid income taxes for the year ended June 30, 2010 although it has accrued a liability for income tax payable on its balance sheet.  To date, the Company has not been granted an extension to pay its income tax obligations, however, the Company intends to commence negotiations with the local tax authorities regarding the availability of tax exemptions relating to the manufacturing of specialty cables and the payment of any remaining income tax obligations after application of available exemptions.  As indicated in the Company’s prior response to comment 45 of the Staff’s letter dated February 10, 2011, the Company is applying for the electronic remittance of outstanding tax payments due the local tax bureau, if any.  We expect a final determination on this matter and payment of any tax amounts due within two years.

In response to the staff’s comment, the Company will revise Note 15 – Income Taxes in its future filings to include the following disclosure:

“Note 15 - Income Taxes

The Company has not paid income taxes for the year ended June 30, 2010 although it has accrued a liability for income tax payable on its balance sheet.  To date, the Company has not been granted an extension to pay its income tax obligations, however, the Company intends to commence negotiations with the local tax authorities regarding the availability of tax exemptions relating to the manufacturing of specialty cables and the payment of any remaining income tax obligations after application of available exemptions.  In addition, the Company is applying for the electronic remittance of outstanding tax payments due the local tax bureau, if any.  The Company expects a final determination on this matter and payment of any tax amounts due within two years.”

15.
We note your proposed revisions to your Consolidated Statements of Operations in response to prior comment 47 from our letter dated February 10, 2011. Please disclose the amount of land use right amortization excluded from cost of sales. In addition, please remove the caption “Income before operating expenses” as this implies a measure similar to gross profit.

Response:    The amount of land use right amortization excluded from cost of sales (COS) and charged into general and administration expense was $16,744 for the year ended June 30, 2010, which was the first year of recording of such amortization.  The Company assessed such misstatement resulted from the exclusion of land use right from COS per SAB Topic 1:M and Topic 1:N and noted that as the year ended June 30, 2010 was the first year of recording such amortization, the misstatement of COS under both iron curtain approach and rollover approach was the same.  Such misstatement had a 0.2% impact on gross profit of $8,301,954 and 0.3% impact on the net income before taxes of $5,303,727 for the year ended June 30, 2010, which we believe do not a material quantitative impact on the Company’s financial statements.  We believe that it is highly unlikely that the investment judgment of a reasonable person relying upon the Company’s financial statements would have been changed or influenced by the inclusion of such amortization in COS.  Accordingly, the exclusion of land use right from COS is not qualitatively material to the Company’s financial statements.  However, the Company  proposes to include a section in its future filings under the Summary of Significant Accounting Policies in the footnotes to the financial statements and Critical Accounting Policies and Use of Estimates in its MD&A to discuss the Company’s accounting policy for the inclusion of land use right amortization in the COS and account for such amortization in the COS in the financial statements on a prospective basis.    Therefore, accordingly, the Company will not propose a revision to the Consolidated Statements of Operations for the year ended June 30, 2010 at this time.  The Company proposes to include the section to read as follows:

“Cost of Sales

Cost of sales includes the expenses incurred to produce inventory for sale, including raw materials, direct labor, depreciation of manufacturing facilities and machinery, overheads, amortization of land use right  as well as changes in reserves for shrinkage and inventory obsolescence.”

16.
We note your response to comment 48 from our letter dated February 10, 2011. It appears you have not retroactively adjusted your computations of EPS for all periods presented to reflect the change in capital structure due to your reverse stock split. Please refer to ASC 260-10-55-12 and show us your revised basic and diluted EPS calculations.

Response:    In response to the Staff’s comment, the Company proposes to revise the following table in Note 13 – Earnings Per Share to demonstrate how the Company calculated the number of dilutive shares for each period presented in accordance with ASC 260-10-50-1 and 55-52 and retroactively apply it to the computations of EPS for all periods presented:

A summary of our calculations of the numbers of dilutive shares is set forth below.

	Potential Shares	Days Outstanding	Weighted Average Shares

June 30,2009	769,256	110/365	231,830

Reverse stock split (1 for 4.07)	769,256

June 30, 2010	200,007	310/365	169,869
	569,249	253/365	394,575
	769,256		564,444

	For the Year Ended 2010
	Income (Numerator)	Shares (Denominator)	Per-Share Amount

Net Income	$4,512,176

Basic EPS Income available to common stockholders	$4,512,176	29,545,797	$0.15

Effect of Dilutive Securities Convertible notes	39,531	564,444

Diluted EPS Income available to common stockholders	$4,551,707	30,110,241	$0.15

	For the Year Ended 2009
	Income (Numerator)	Shares (Denominator)	Per-Share Amount

Net Income	$2,259,413

Basic EPS Income available to common stockholders	$2,259,413	29,488,341	$0.08

Effect of Dilutive Securities Convertible notes	17,188	231,830

Diluted EPS Income available to common stockholders	$2,276,601	29,720,171	$0.08

Warrants to purchase 176,923 shares of the Company’s common stock at $0.65 per share, after the effectuation of the reverse stock split, were outstanding during the years ended June 30, 2010 and 2009 but were not included in the computation of diluted EPS because the warrants’ exercise price was greater than the average market price of the Company’s common stock.

Note 5 - Loans to Unrelated parties, page F-l l

17.
We note your response to comment 49 from our letter dated February 10, 2011. Please quantify for us both the amount of outstanding loans to Dalian Chenglian Electrical Installation Engineering Co., Ltd. as of December 31, 2010, June 30, 2010 and June 30, 2009 as well as the amount of sales generated from this customer during those same periods. Considering that these loans were made to fund working capital requirements, please tell us how you determined that collectability of your receivables from this customer were reasonably assured and therefore that it was appropriate to recognize revenue from this customer during the periods presented.

Response:    As of June 30, 2009, June 30, 2010 and December 31, 2010, the amount of the Company’s outstanding loans to Dalian Chenglian Electrical Installation Engineering Co., Ltd (“Dalian Chenglian”) was $783,412, $522,547 and $538,156, respectively. The amount of sales revenue received from Dalian Chenglian in 2009 was $100,000, and no sales were recorded in 2010. Once Dalian Chenglian substantially reduces the amount of its outstanding loans to the Company, the Company will consider resuming sales of products to Dalian Chenglian. The Company believes that it has a long-term and good relationship with Dalian Chenglian and based on previous collection experience with it, the Company has determined that collectability of this receivable is reasonably assured.

Note 6 - Advance Payments, page F-l l

18.
We note your response to comment 46 from our letter dated February 10, 2011. Please clarify for us the circumstances under which advance payments for land and equipment would be fully refundable to you, without penalty. If the advance payments are not refundable and are expected to be converted into long-lived assets (land and equipment), please tell us how you considered ASC 210-10-45-4(a) in determining it was appropriate to classify these advance payments as current assets.

Response:    The Company executes purchase contracts with its suppliers for equipment which require the Company to make non-refundable advance payments to such suppliers, which the Company expects to classify as long-lived assets. In response to the Staff’s comment and pursuant to ASC 210-10-45-4(a), the Company proposes revise its balance sheet to reclassify these advance payments as non-current assets as follows:

	June 30, 2010	June 30, 2009
Assets
Current assets:
Cash and cash equivalents	$1,319,173	$210,301
Restricted cash	1,181,095	586,000
Accounts receivable, net of allowance for doubtful accounts of $83,295 and $20,222 at June 30, 2010 and 2009, respectively	9,292,310	8,560,592
Inventory	2,543,789	1,353,532
Loans to unrelated parties	1,054,090	6,955,623
Bank loan security deposits	1,031,100	733,233
Advance payments	399,868	224,196
Due from related party	472,838	-
Other current assets	521,739	273,391
Total current assets	17,816,002	18,836,868

Property and equipment, net	31,618,074	18,646,274

Other assets:
Advance payments – non-current	293,605	642,672
Advance payments – R & D	2,088,714	2,956,370
Intangibles, net	15,669,375	11,335,978
Long-term investment	-	2,930

Total other assets	18,051,694	14,937,950

Total assets	$67,485,770	$52,481,092

Liabilities
Current liabilities:
Accounts payable and accrued expenses	$3,119,646	$659,142
Trade notes payable	-	1,172,000
Short-term bank loans	6,039,300	8,057,500
Current portion of long-term bank loans	294,600	-
Convertible notes payable	-	500,000
Loans from unrelated party	370,000	249,050
Advances from customers	533,806	372,417
Income tax payable	1,655,747	777,497
Other taxes payable	77,895	37,975
Other current liabilities	891,892	636,514
Total current liabilities	12,982,886	12,462,095

Long-term bank loan	14,435,400	5,470,310

Total liabilities	27,418,286	17,932,405

Equity
Stockholders’ equity:
Preferred stock, $0.001 par value, 10,000,000 shares authorized, no shares issued or outstanding	-	-
Common stock, $0.001 par value, 200,000,000 shares authorized, 29,715,666 and 29,488,341 shares issued and outstanding at Jun 30, 2010 and 2009, respectively	29,716	29,488
Additional paid-in capital	21,838,047	21,708,275
Statutory reserves	1,181,189	729,135
Retained earnings	13,810,157	9,750,035
Accumulated other comprehensive income	2,166,533	1,956,623
Total stockholders’ equity	39,025,642	34,173,556

Noncontrolling interest	1,041,842	375,131

Total equity	40,067,484	34,548,687

Total liabilities and equity	$67,485,770	$52,481,092

Note 7 - Advance Payments, page F-11

19.
We note your response to comment 50 from our letter dated February 10, 2011. Please revise your future filings to indicate if the progress targets were agreed upon with Dalian Haide at the time you made your advance payment. If the progress targets were not pre-determined at the time you made the advance payment, please disclose the process for determining when a progress target has been reached and therefore the related research and development costs are expensed. Please show us in your supplemental response what your future filing revisions will look like.

Response:    The progress targets concerning the development of the patents were agreed upon with Dalian Haide at the time the advance payment was made by the Company.  In response to the Staff’s comment, the Company proposes to revise its future filings to disclose the progress targets related to the realization of the advance payment for research and development activities.  The Company proposes to revise “Note 7 - Advance Payments – Research and Development” to read as follows:

“Advance Payments – Research and Development

As a common practice in the business environment of China, the Company is required to make advance payments for goods or services that will be used in future research and development activities. The Company made the original advance payments for research and development to a third party in August 2008 for the development of twenty patents.  The Company realizes the advance payments when certain progress targets are achieved, including, but not limited to, obtaining the intellectual property certificate issued by the PRC State Intellectual Property Office  and passing the two-year declaration period, and related costs have been incurred and reported by the third party to the Company.   Such advance payments are amortized as research and development expense in the years in which the patents have passed the two- year declaration period.  As of June 30, 2010 and 2009, the Company determined that these advance payments are recoverable.”

Note 9 — Intangible Assets, page F-l2

20.
We note your response to comment 51 from our letter dated February 10, 2011. Please revise your future filings to explain the basis for classifying land use rights within construction in progress as of June 30, 2009 if the land use right was not acquired until October 30, 2009. Please show us in your supplemental response what your future filing revisions will look like.

Response:    The Company recorded land use rights within construction in progress as of June 30, 2009 because in March 2009, the Company made payments to the building contractor, who was obligated under the construction contract to obtain the applicable land use right certificate. If the contractor could not obtain the land use right certificate for the Company, the contractor would have been obligated to return the payments and the Company would have decreased the amount of construction in process. As of June 30, 2009, there was no indication that the contractor could not obtain the land use right certificate from the Bureau of Land and Resources of Dalian, Changxing Island Branch.  As a result, the Company recorded the land use rights within construction in progress.

In response to Staff’s comment, the Company proposes to revise “Note 9 – Intangible Assets” its future filings to read as follows:

Note 9 – Intangible Assets

Intangible assets at June 30, 2010 and 2009 consist of the following:

	June 30, 2010	June 30, 2009

Software	$22,684	$16,049
Trademark	83,961	83,505
Land use rights	5,505,028	-
Patent	11,601,348	11,538,406
Subtotal	17,213,021	11,637,960
Less: Accumulated amortization	1,543,646	301,982

Total	$15,669,375	$11,335,978

On October 30, 2009, the Company acquired the land use rights for its new factory from the Bureau of Land and Resources of Dalian, Changxing Island Branch, which is located in Changxing Island, Dalian. The consideration given was cash.  Amortization for the land use rights started in November 2009 and will be over a useful life of 47 years using the straight-line method. Amortization expense of land use rights for the year ended June 30, 2010 was $77,752.

Amortization expense for the years ended June 30, 2010 and 2009 was $1,234,713 and $291,520, respectively.

The Company records land use rights within construction in progress before the construction was completed.  As of June 30, 2009, land use rights recorded in construction in progress was $5,487,937.

A reconciliation of the $5,505,028 land use rights to the $5,487,937 of the construction in progress transferred to intangible assets in the consolidated statements of cash flows for the year ended June 30, 2010 is as follows:

Land use rights	$5,505,028
Foreign currency translation adjustment	$(17,091)
Construction in progress transferred to intangible assets	$5,487,937

Note 15 — Income Taxes, page F-l5

21.
We note your response to comment 54 from our letter dated February 10, 2011. Please revise your future filings to better clarify what is meant by the reconciling line item titled “current year losses”.

Response:    The line item title “current year losses” presented in the reconciliation of the provision for income taxes with amounts determined by applying the statutory income tax rate to income before income taxes represents the losses reported by  BEFUT International Co., Ltd., the U.S. parent holding company, that are not subject to the PRC income taxes.  In response to the Staff’s comment, the Company proposes to revise “Note 15 – Income Taxes” to clarify “current year losses” as follows:

The Company’s provision for income taxes consists of:

	For the Years Ended June 30,
	2010	2009

Current – PRC	$907,083	$887,696
Deferred	-	-
Total provision for income taxes	$907,083	$887,696

A reconciliation of the provision for income taxes with amounts determined by applying the statutory income tax rate to income before income taxes is as follows:

	For the Years Ended June 30,
	2010	2009
Computed tax @ statutory rate of 25% ($5,303,727*25% and $3,134,814*25% for June 30, 2010 and 2009, respectively)	$1,325,932	$783,704

Entertainment expense add-back	6,961	14,213
Fine expense add back	-	5,104
Deductions permitted for nationally recognized brand name products	(54,866)	-
Government subsidy income	(176,401)	(39,995)
Deductions permitted for salaries paid to physically-challenged employees	(16,945)	(9,878)
Additional deductions permitted for R&D costs	(254,515)	-
Current year losses from U.S. parent holding company not subject to PRC income taxes	76,917	134,548

Total provision for income taxes	$907,083	$887,696

Note 20 - Supplemental Cash Flow Disclosures, page F-l6

22.
We note your response to comment 56 from our letter dated February 10, 2011. As previously requested, please confirm that you will revise your future filings to present interest expense separate from interest income on the face of your consolidated statement of operations and other comprehensive income. This was not addressed in the proposed revisions you provided in Annex A.

Response:    In response to the Staff’s comment, the Company will revise its future filings to present interest expense separate from interest income on the face of its consolidated statement of operations.  The Company proposes to revise its consolidated statement of operations as follows:

	For the Years Ended June 30,
	2010	2009

Sales	$31,258,662	$19,308,939

Cost of sales	22,956,708	14,101,545

Gross profit	8,301,954	5,207,394

Operating expenses
Selling expenses	80,090	121,393
General and administrative expenses	3,881,655	1,257,979
Total operating expenses	3,961,745	1,379,372

Income from operations	4,340,209	3,828,022

Other income (expenses):
Government subsidy income	705,602	159,979
Interest income	110,608	15,027
Interest expense	(397,700)	(435,645)
Other income (expenses), net	545,008	(432,569)
Total other income (expenses)	963,518	(693,208)

Income before provision for income taxes	5,303,727	3,134,814

Provision for income taxes	907,083	887,696

Net income before noncontrolling interest	4,396,644	2,247,118

Less: net loss attributable to noncontrolling interest	(115,532)	(12,295)

Net income attributable to BEFUT	4,512,176	2,259,413

Basic earnings per share	$0.15	$0.08
Diluted earnings per share	$0.15	$0.08

Weighted average number of common shares outstanding:
Basic	29,545,797	29,488,341
Diluted	30,110,241	29,720,171

Note 21 - Subsequent Events, page F-16

23.	We note your response to comment 57 from our letter dated February 10, 2011. Please show us how you will revise your future filings to also disclose the following as indicated in ASC 460-10-50-4:

•	the current carrying amount of the liability, if any, for the your obligations under the guarantee;

•	the nature of any recourse provisions that would enable you to recover from third parties any of the amounts paid under the guarantee; and

•
the nature of any assets held either as collateral or by third parties that, upon the occurrence of any triggering event or condition under the guarantee, you can obtain and liquidate to recover all or a portion of the amounts paid under the guarantee.

Response:    In response to the Staff’s comment, the Company will revise its future filings to provide the required disclosures under ASC 460-10-50-4.  The Company proposes to revise “Note 21 – Subsequent Events”  to read as follows:

“Note 21 - Subsequent Events

On July 23, 2010, Dalian Befut acquired 60% of the equity interests of Dalian Yuansheng for $88,235 (the registered capital value of such equity interests) from Mr. Chengnian Yan.  Dalian Befut also increased Dalian Yuansheng’s registered capital by RMB 5 million (approximately $735,294), thereby increasing Dalian Befut’s equity interests to 93.3%.  Dalian Yuansheng is engaged in the research and development of carbon fiber composite cable and other specialty cables.

On July 5, 2010, Dalian Befut signed a Guaranty Agreement (the “Guaranty”) with Dalian Vastitude Media Group Co., Ltd. (“Dalian Vastitude”), an unrelated party, to become the guarantor with respect to a RMB 1.8 million (approximately $260,000) bank loan owed by Dalian Vastitude.  The term of the bank loan is through December 31, 2010.  According to the Guaranty, should Dalian Vastitude fail to repay the principal and interest at the end of the loan term, Dalian Befut will be obligated to perform under the Guaranty by making the required principal and interest payments.  The maximum potential amount of future payments that Dalian Befut is required to make under the Guaranty is RMB 1,924,254 (approximately $283,443). As of June 30, 2010, the current carrying amount of the liability is RMB 1.8 million (approximately $260,000). There are no recourse provisions that would enable the Company to recover from third parties and no assets held as collateral by the Company or by third parties that, upon the occurrence of a triggering event or condition under the Guaranty, the Company can obtain and liquidate to recover all or a portion of the amounts paid under the Guaranty.  As of June 30, 2010, the Company determined that these advance payments are recoverable.”

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30. 2010

General

24.	Please address the above comments in your interim filings as well.

Response:    In response to the Staff’s comment, the Company intends to file amendments to each of the 10-Qs, as applicable, to incorporate the necessary revisions based on the Staff’s comments above to the 2010 10-K.

Note 1 - Organization and Nature of Business, page 8

25.
We note your response to comment 61 from our letter dated February 10, 2011. So that we may better understand your accounting for acquisition of equity interests in Dalian Yuansheng and the increase in Dalian Yuansheng's registered capital, please explain (with quantification of relevant amounts) how you have reflected these transactions in your financial statements for the period ended December 31, 2010.

Response:   Dalian Yuansheng was established on June 3, 2009 with a registered capital of RMB 1,000,000 (approximately $146,700).  Two individual shareholders, Chengnian Yan and Xianjun Cheng, owned 60% and 40% of Dalian Yuansheng, respectively.  On July 23, 2010, Dalian Befut contributed RMB 5,000,000 (approximately $735,294) and purchased the original 60% interest from Chengnian Yan at RMB 600,000 (approximately $88,235).  As a result, Dalian Befut became 93.3% owner of Dalian Yuansheng.  For the periods ended September 30, 2010 and December 31, 2010, the Company consolidated the financial statements of Dalian Yuansheng with intercompany transactions, including investment in Dalian Yuansheng of RMB 5,600,000 (approximately $823,529), eliminated and reported noncontrolling interest per ASC 810-10 as part of the Company’s equity.  The purchase of Chengnian Yan’s interest in Dalian Yuansheng at RMB 600,000 (approximately $88,235) was recorded as an equity transaction at cost and no gain or loss was recorded.

Note 11 - Trade Notes Payable, page 11

26.
Please tell us and revise your future filings to disclose the maturity date(s) of the promissory notes issued in connection with the acquisition of inventory and equipment. Please similarly disclose the maturity dates for each of the short-term bank loans described on pages 11 and 12 of your filing.

Response:    In response to the Staff’s comment, the Company proposes to revise its future filings to disclose the maturity date(s) of the promissory notes issued in connection with the acquisition of inventory and equipment.  The Company’s proposes to include a revised “Note 11 – Trade Notes Payable” to read as follows:

“Note 11 – Trade Notes Payable

Trade notes payable consist of uncollateralized non-interest bearing promissory notes issued in connection with the acquisition of certain inventory and equipment. The maturity date of the promissory notes is March 28, 2011. Balances outstanding under such notes as of September 30, 2010 and June 30, 2010 were $2,994,000 and $-0-, respectively.”

The maturity dates for each of the short-term bank loans have already been disclosed in Note 12 – Short-Term Bank Loans that reads as follows:

“Note 12 – Short-Term Bank Loans

Short-term bank loans consist of the following:

	September 30,	June 30,
	2010	2010
On September 16, 2009, the Company obtained a loan from Harbin Bank, the principal of which was paid in full by September 15, 2010. The interest was calculated using an annual fixed interest rate of 6.372% and paid monthly. The loan was secured by the Company’s property and equipment.	$-	$2,946,000

On October 30, 2009, the Company obtained a loan from Bank of Dalian, the principal of which was paid in full by October 29, 2010. The interest was calculated using an annual fixed interest rate of 6.903% and paid monthly. The loan was guaranteed by Dalian Fangyuan Financial Guarantee Co., Ltd., an unrelated third party.	$2,395,200	$2,356,800

On June 25, 2010, the Company obtained a loan from Bank of East Asia, the principal of which was paid in full by December 25, 2010. The interest was calculated using an annual fixed interest rate of 6.318% and paid monthly. The loan was guaranteed by accounts receivables.	$748,500	$736,500

On September 14, 2010, the Company obtained a loan from Harbin Bank, the principal of which is to be paid in full by September 13, 2011. The interest is to be calculated using an annual fixed interest rate of 6.372% and paid monthly. The loan is secured by the Company’s property and equipment.	$2,994,000	$-

Total	$6,137,700	$6,039,300

In response to the Staff’s comment, the Company also proposes to revise its future filings to disclose the maturity date(s) of these loans in “Note 5 – Loans to Unrelated Parties”.  The Company’s proposes to revise “Note 5 – Loans to Unrelated Parties” to read as follows:

“Note 5 – Loans to Unrelated Parties

As of September 30, 2010 and June 30, 2010, the Company had outstanding loans to unrelated parties of $1,060,471 and $1,054,090, respectively. These loans represent advances to unrelated parties at an annual interest rate of 50% above the applicable bank interest rate. Interest payments are made semi-annually with no principal payments required until on or before the due date, April 30, 2011, in accordance with the terms of the applicable loan agreement.”

Note 13 - Loans From Unrelated Parties, page 12

27.
We note your response to comment 62 from our letter dated February 10, 2011. Please clarify for us if you have provided an extension of the due dates for these loans past 15 days or if the unrelated parties subsequently paid the loans when they came due. Considering the short-term nature of these loans, please separately quantify for us in your supplemental response the aggregate amount of loans made to each unrelated party during fiscal 2009, 2019 and the six months ended December 31, 2010.

Response:     As these loans are made to the Company  by unrelated parties and represent liabilities on the Company’s balance sheet, the Company is not entitled to receive any payments from the unrelated parties.  These loans from unrelated parties are not revolving in nature and are of fixed amounts.

*                                    *                                    *

If the Commission has any questions or further comments with respect to the 2010 10-K or a 10-Q, the Company respectfully requests that such comments be directed to the undersigned as soon as practicable.  The undersigned would welcome the opportunity to discuss such questions or comments (or discuss further any of the Company’s responses) in advance of any written response of the Commission.

Very truly yours,

/s/ Hongbo Cao
Hongbo Cao
Chief Executive Officer